

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2007

Via U.S. Mail and Fax
Alfonso de Borbon
Chief Financial Officer
Teleconnect Inc.
Centro Comercial Camojan Corner
1(a) plta Camino de Camojan
Urb. Sierra Blanca 29603 Marbella – Malaga

> **RE:** **Teleconnect Inc.**
> **Forms 10-KSB and 10-KSB/A**
> **For the fiscal year ended September 30, 2006**
> **Filed December 27, 2006 and August 2, 2007, respectively**
> **File No. 000-30611**

Dear Mr. de Borbon:

We issued comments to you on the above captioned filing(s) on August 6, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 2, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 2, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director